UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-43058

BLUE MOON METALS INC.

(Translation of registrant’s name into English)

220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K (this “Form 6-K”) and the exhibits filed herewith are hereby incorporated by reference to the Registration Statement on Form F-10 (File No. 333-293554) of Blue Moon Metals, Inc. (the “Company”).

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On April 29, 2026, the Company entered into an Underwriting Agreement, dated April 29, 2026, by and among the Company and Scotia Capital Inc. (“Scotia”), Canaccord Genuity Corp. (“Canaccord”) and ATB Capital Markets Corp. (“Cormark” and, together with Scotia and Canaccord, the “Joint Bookrunners”), as joint bookrunners, together with Haywood Securities Inc., Titan Partners Group LLC, a division of American Capital Partners, LLC, Red Cloud Securities Inc. and Maxim Group LLC. (collectively with the Joint Bookrunners, the “Underwriters”), a copy of which is attached hereto as Exhibit 99.1, and which is incorporated herein by reference.

The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K nor is it incorporated herein.

See “Exhibits” below

Exhibits

Exhibit Number	Description
99.1*	Underwriting Agreement, dated April 29, 2026

  * Certain portions of this exhibit (indicated with “[***]”) have been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUE MOON METALS INC.

	By:	/s/ Frances Kwong
		Name:	Frances Kwong
		Title:	Chief Financial Officer and Corporate Secretary

Date: April 30, 2026